UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

This report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into (i) the Registration Statement on Form F-3 (File No. 333-252895) of China Natural Resources, Inc. (the “Company”), (ii) the Registration Statement on Form S-8 (File No. 333-266219) of the Company, and (iii) the Registration Statement on Form F-3 (File No. 333-268454), in each instance, filed with the U.S. Securities and Exchange Commission (the “SEC”), and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

On February 27, 2023, China Natural Resources, Inc. entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with Feishang Group Limited and Top Pacific (China) Limited (together, the “Sellers”), and Mr. Li Feilie and Mr. Yao Yuguang, to acquire a Zimbabwean lithium mine (the “Acquisition”). Feishang Group Limited, the Company’s controlling stakeholder, owns 70% of the lithium mine, and the remaining 30% is owned by Top Pacific (China) Limited, a non-affiliate.

Pursuant to the terms and conditions of the Sale and Purchase Agreement, the Acquisition will be structured as a transfer of all of the Sellers’ interests in Williams Minerals (Pvt) Ltd (“Williams Minerals”), the company that owns the mining permit for the Zimbabwean lithium mine, to its intermediate holding company, which in turn will be 100% owned by a holding company (“HoldCo”). The Company will then acquire 100% of the interests in HoldCo, which will result in a 100% indirect ownership of all interests in Williams Minerals. The actual consideration to be paid by the Company for ownership of Williams Minerals would be calculated by multiplying the qualified measured, indicated and inferred resources quantity of lithium oxide (grade 1.06% or above in accordance with the standard under the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves) proven to be in the mine by independent technical reports by a unit price of US$500 per ton, less certain due diligence costs and expenses incurred by the Company for the issuance of the independent technical reports. At this time, the maximum consideration contemplated for this Acquisition is around US$1.75 billion, based on an estimate of around 3.5 million tons inferred resource of lithium oxide in the Zimbabwean mine by a Zimbabwean geological and geophysical report. The Company will pay an aggregate of $35 million by way of promissory notes and/or cash as a deposit if it chooses to proceed with the Acquisition after completion of due diligence, and an aggregate of $140 million by way of promissory notes and/or cash as an initial installment.

The subject of each independent technical report will be a discrete region of the mining area. Upon each issuance of an independent technical report, the then-total consideration accumulated will be calculated according to the aforementioned formula, and the Company will pay such consideration in the form of 50% as restricted shares and 50% as promissory note and/or cash. The Company may issue its shares at a discount to the market price to secure a portion of the required capital. “Ownership” (as defined in the Sale and Purchase Agreement) of each region of the mining area only vests with the Company on the date that it settles the then-total consideration accumulated. Until ownership vests with the Company, the Sellers have legal possession and control over the relevant region of mining area, including the right to exploration and sales of qualified lithium oxide metal resources and the revenue derived therefrom as well as the bearing of operational costs, expenses incurred, and any third-party claims. The first independent technical report is expected to be completed in the first fiscal quarter of 2024 and the last independent technical report in 2026.

Completion of the Acquisition is contingent upon the satisfaction of a number of conditions, including, among other things, financing, due diligence results, the issuance of independent technical reports, and the Company’s cash and restricted shares settlement of the total consideration. While the transfer of ownership interests in Williams Minerals is expected to close in the second fiscal quarter of 2023, there is no guarantee that it or any part of the Acquisition will close or be completed at the anticipated valuation and terms, or at all.

A copy of the Sale and Purchase Agreement is furnished as Exhibit 99.2 to this Form 6-K. The foregoing summary of the Sale and Purchase Agreement is subject to and qualified in its entirety by reference to such exhibit.

Press Release

To announce the transaction, the Company issued a press release titled “China Natural Resources Announces Strategic Acquisition of Lithium Mine in Zimbabwe,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of the U.S. federal securities laws. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the ability to locate and execute on strategic opportunities; the impact of the rising commodity prices; the potential presence of minerals in the Zimbabwean lithium mine; the potential closing of the Acquisition; the vesting of ownership of the regions of the Zimbabwean mine and the timing thereof; the level of demand for lithium and other precious minerals; and the availability of internally generated funds and funds for the payment of operating expenses, capital expenditures and the Company’s growth strategy. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business from an investment in the natural resources sector generally and in the Zimbabwean lithium mine specifically; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives; uncertainties related to the Company’s ability to settle in cash the consideration due in connection with this Acquisition; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Zimbabwean lithium mine; uncertainties associated with the issuance of and accuracy of the independent technical reports; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of the COVID-19 pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; uncertainties related to the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to the political situation between the PRC and the United States; uncertainties regarding the ability of the Public Company Accounting Oversight Board to continue to fully inspect auditors located in the PRC and Hong Kong, the implementation by the SEC of more stringent disclosure and/or other requirements for companies located in the PRC or that have operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and other risks detailed from time to time in the Company’s filings with the SEC, including, without limitation, the information set forth in the Company’s Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated February 28, 2023, titled “China Natural Resources Announces Strategic Acquisition of Lithium Mine in Zimbabwe.”
99.2	Sale and Purchase Agreement between China Natural Resources, Inc., Feishang Group Limited, Top Pacific (China) Limited, Li Feilie and Yao Yuguang, dated February 27, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: February 28, 2023	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer